					EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar Amounts In Thousands)

	2005	2004	2003	2002	2001

EARNINGS
Pre-tax income (loss)	$(27,015)	$3,945	$(67,746)	$(79,157)	$(4,416)
Fixed charges	17,433	13,638	11,205	4,611	7,832
Total	$(9,582)	$17,583	$(56,541)	$(74,546)	$3,416

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$16,111	$12,354	$9,887	$3,257	$6,541
Interest portion of rental expense	1,322	1,284	1,318	1,354	1,291
Total fixed charges	$17,433	$13,638	$11,205	$4,611	$7,832

Ratio of earnings to fixed
charges	(A )	1.3x	(A )	(A )	(A	)

(A) Earnings were insufficient to cover fixed charges by $27.0 million, $67.7 million, $79.2 million and $4.4 million in 2005, 2003, 2002 and 2001, respectively.